UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment 1)*

Bel Fuse Inc.

(Name of Issuer)

Class A Common Stock, par value $0.10 per share

(Title of Class of Securities)

077347201

(CUSIP Number)

Christopher F. Bennett

30 Chatham Road

P.O. Box 216

Short Hills, New Jersey 07078

(610) 564-6801

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 23, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 077347201

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Christopher F. Bennett
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 128,739
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 128,739
	(10)	SHARED DISPOSITIVE POWER 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 128,739
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
(14)	TYPE OF REPORTING PERSON IN

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The Reporting Person has used personal funds (approximately $3,090,962) to purchase the Shares.

The shares of Common Stock held by the Reporting Person are held in margin accounts together with other securities. Such margin accounts may from time to time have debit balances.

Item 5. Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated as follows:

(a) As of March 2, 2023, the Reporting Persons may be deemed to beneficially own, in the aggregate, 128,739 shares of Common Stock, representing approximately 6.0% of the Issuer’s outstanding shares of Common Stock, based on 2,141,589 shares of Common Stock outstanding as of November 1, 2022, as disclosed by the Issuer in its Form 10-Q for the quarterly period ended September 30, 2022.

(b) The Reporting Person has sole voting and sole dispositive power with regard to 128,739 shares of Common Stock.

(c) The following table sets forth all transactions with respect to the shares of Common Stock effected during the past sixty (60) days by any of the Reporting Persons. Except as otherwise noted below, all such transactions were purchases of shares of Common Stock effected in the open market, and the table includes commissions paid in per share prices.

Name of Reporting Person	Date of Transaction	Number of Securities	Price Per Share ($)
Christopher F. Bennett	2/23/23	2,116	$41.00
Christopher F. Bennett	2/22/23	384	$41.00
Christopher F. Bennett	2/14/23	5,000	$40.50
Christopher F. Bennett	1/13/23	7	$33.10
Christopher F. Bennett	1/11/23	953	$33.18
Christopher F. Bennett	1/10/23	2,102	$32.98
Christopher F. Bennett	12/13/22	4,256	$34.58
Christopher F. Bennett	12/12/22	6,544	$33.77

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 3, 2023 /s/ Christopher F. Bennett Christopher F. Bennett